Exhibit 99.1

QIWI Announces Results of 2024 Annual General Meeting

NICOSIA, CYPRUS – August 27, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that all resolutions proposed at the 2024 Annual General Meeting of Shareholders (the “AGM”) held on Tuesday, August 27, 2024, have been approved.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the AGM was 10,413,522 with a total of 104,135,220 voting rights; the total number of Class B shares was 52,299,453 with a total of 52,299,453 voting rights. Each Class A share carries ten votes, and each Class B share carries one vote.

The final voting results of matters put to vote at the AGM of the Company were as follows:

•	Adoption of the Company’s audited financial statements for the 2023 financial year

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To adopt the audited consolidated financial statements of the Company for the 2023 financial year	112,298,140	925	4,546
To adopt the audited standalone financial statements of the Company for the 2023 financial year	112,298,140	925	4,546

•	Re-appointment of PAPAKYRIACOU & PARTNERS LIMITED as the Company’s Auditor and authorization of the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To re-appoint PAPAKYRIACOU & PARTNERS LIMITED as the Company’s Auditor	111,585,071	676,990	4,542
To authorize the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion	111,585,033	677,018	4,552

•	Election of Directors to the Board of Directors of the Company

The Company announced five re-appointments to its Board of Directors:

✓	Mr. Alexey Ivanov, Mr. Alexey Solovyev, and Mr. Lev Kroll were elected and appointed to the office of the Independent Directors of the Company.

✓	Mr. Alexey Mashchenkov and Ms. Oxana Sirotinina were elected and appointed to the office of the Elected Directors of the Company.

Brief description of the matter put to vote	Alexey Ivanov	Alexey Solovyev	Lev Kroll	Alexey Mashchenkov	Oxana Sirotinina
To elect the Independent Directors	112,042,938	112,042,530	112,042,530
To elect the Elected Directors				112,856,404	111,573,754

•	Approval of the Directors’ remuneration

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To approve the remuneration of the non-executive Directors of the Company	112,260,541	2,930	3,123
To approve no remuneration shall be fixed for executive Directors of the Company and the Directors, being direct representatives of the shareholder(-s), having a significant interest in the Company	112,260,680	2,800	3,123

•	Approval of change of name of the Company

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To approve the change of name of the Company from QIWI PLC to NanduQ PLC	112,262,605	1,000	2,998

Copies of certain materials related to the AGM, including Notice for the convocation of the AGM, Final slate of nominations for the position of Directors of the Company, and AGM voting results are also available on our website at https://qiwi.global/governance/general-meetings.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use cases.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

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ir@qiwi.com